EXHIBIT 21
ENERGYSOUTH, INC.
SUBSIDIARIES OF REGISTRANT

	Percent of Voting	State of
Subsidiary	Securities Owned	Incorporation
Mobile Gas Service Corporation	100%	Alabama
EnergySouth Storage Services, Inc.	100%	Alabama
EnergySouth Services, Inc.	100%	Alabama
MGS Marketing Services, Inc.	100%	Alabama
PARTNERSHIPS IN WHICH REGISTRANT OWNS AN INTEREST

Partnership	Equity Ownership
Bay Gas Storage Company, Ltd.	90.9%
Southern Gas Transmission Co.	51%